Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 800-I dated December 10, 2007

Underlying supplement 970-I dated December 10, 2007

Registration Statement no. 333-134553

Dated December 10, 2007

Rule 433

Preliminary Terms and Conditions, December 10, 2007

100% Principal Protected Autocallable Absolute Return Barrier Notes Linked to the MSCI EAFE® Index

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 800-I dated December 10, 2007, underlying supplement no. 970 dated December 10, 2007 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 800-I, underlying supplement no. 970, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 800-I, underlying supplement no. 970, this term sheet and any other relevant terms supplement and the pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The 100% Principal Protected Autocallable Absolute Return Barrier Notes Linked to the MSCI EAFE® Index (the “Notes”) provide an opportunity to potentially hedge your exposure to international developed equity markets, as represented by the MSCI EAFE ® Index (the “Index”), while benefiting from moderately positive or negative returns of the Index. If the Index never closes more than 14.0% to 17.0% (to be determined on the Trade Date and to which we refer as the “Absolute Return Barrier”) above or below the Index Starting Level on any trading day during the Observation Period, at maturity you will receive your principal plus a return equal to the absolute value of the Index return. Otherwise, the Notes will be called automatically and, on the Call Settlement Date, you will receive only your principal.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Price:	$1,000
Trade Date:	December [ ], 2007‡
Settlement Date:	December [ ], 2007‡
Final Valuation Date:	June [ ], 2009‡††
Maturity Date:	June [ ], 2009‡††
Term:	18 months
Index:	The MSCI EAFE ® Index
Principal Protection:	100% if held to maturity or until called.
Call Feature:	The Notes will be called if the closing level of the Index on any trading day during the Observation Period is above the Upper Index Barrier or below the Lower Index Barrier.

Automatic Call Date:	The first trading day, if any, during the Observation Period on which the closing level of the Index is above the Upper Index Barrier, or below the Lower Index Barrier.

Call Settlement Date:	Three business days following the Automatic Call Date, if any.

Payment upon Automatic Call (per $1,000 principal amount Note):	If the Notes are called, you will receive a cash payment of $1,000 for each $1,000 principal amount Note on the Call Settlement Date.

Payment at Maturity (per $1,000 principal amount Note):

If the Notes are not called (because the closing level of the Index on any trading day during the Observation Period is not above the Upper Index Barrier or below the Lower Index Barrier), you will receive a cash payment, for each $1,000 principal amount Note, equal to:

$1,000 + ($1,000 × Absolute Index Return)

Absolute Index Return:	Absolute value of: Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level:	The closing level of the Index on the Trade Date.
Index Ending Level:	The closing level of the Index on the Final Valuation Date.
Observation Period:	The period starting on (and including) the Trade Date and ending on (and including) the Final Valuation Date.
Absolute Return Barrier:	14.0% to 17.0%. The actual Absolute Return Barrier will be determined on the Trade Date.

Upper Index Barrier:	Index Starting Level × (1 + Absolute Return Barrier)
Lower Index Barrier:	Index Starting Level × (1 - Absolute Return Barrier)
Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	[TBD]
ISIN:	[TBD]
‡	Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed so that the stated term of the Notes remains the same.
†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 800-I.

Investing in the 100% Principal Protected Autocallable Absolute Return Barrier Notes Linked to the MSCI EAFE® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 800-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 970 and “ Selected Risk Factors” beginning on page TS-4 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 800-I, underlying supplement no. 970 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$10.00	$990.00
Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $10.00 per $1,000 principal amount, or 1.00%, and may use up to all of these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

December 10, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 800-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 970 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 800-I, underlying supplement no. 970, this term sheet, any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 800-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 800-I and “Risk Factors” in the accompanying underlying supplement no. 970, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 800-I dated December 10, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507262407/d424b2.htm

•	Underlying supplement no. 970 dated December 10, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507262335/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Diversification of Stocks Included in the MSCI EAFE® Index: Your return on an investment in the Notes is linked to the performance of the Index. The MSCI EAFE® Index is intended to provide performance benchmarks for selected developed equity markets in Europe, Asia, Australia and the Far East. The Index, as of December 7, 2007, consists of 21 MSCI country indices, representing equity markets in Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

•	Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [ ]%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 principal amount Note is $[ ] due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 800-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 800-I and in the “Risk Factors” section of the accompanying underlying supplement no. 970 and “Risk Factors” in the MTN prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•	No Principal Protection Unless You Hold the Notes To Maturity or Unless the Notes are Called: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If the Notes are called, you will receive only the principal amount of your Notes. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•	Market Risk: Amounts payable on the Notes and their market value will depend on the level of the Index on the Final Valuation Date and whether the Index closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES IF THE INDEX CLOSES EITHER ABOVE THE UPPER INDEX BARRIER OR BELOW THE LOWER INDEX BARRIER DURING THE OBSERVATION PERIOD.

•	The Notes Might Not Pay More Than the Principal Amount: You may receive a lower return on your investment than you would receive by investing any of the stocks underlying the Index or contracts related to the Index. If the Index closes above the Upper Index Barrier or below the Lower Index Barrier during the Observation Period, your Notes will be called and you will receive only the principal amount of your Notes.

•	The Absolute Return Barrier Limits Your Potential Return: The appreciation potential of the Notes is limited to the Absolute Return Barrier of 14.00% to 17.00% (to be determined on the Trade Date), regardless of the performance of the Index.

•	No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Index would have.

•	Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While both the Payment at Maturity and the Payment upon Automatic Call are based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

An Investment in the Notes is Subject to Risks Associated with Non-U.S. Securities Markets: The stocks that constitute the MSCI EAFE® Index have been issued by non-U.S. companies. Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

•	The Notes Will Have Exposure to Fluctuations in Foreign Exchange Rates: Because the Index – but not its component stocks – is denominated in U.S. dollars, your Notes will have foreign currency exposure with respect to the Index. The value of your Notes will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, the value of your Notes may increase or decrease at maturity.

•

The Index Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the MSCI EAFE® Index: The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the MSCI EAFE® Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•	Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $10.00 per $1,000 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

•	Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

•	Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 800-I.

•	Tax Treatment: You should consider the tax consequences of investing in the Notes and consult your own tax advisor about your own tax situation before investing in the Notes.

•

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

Hypothetical Examples of Amounts Payable upon Maturity

The following examples and table illustrate the Payment at Maturity and Payment upon Automatic Call for a $1,000 Note on a hypothetical offering of the Notes, with the following assumptions:

Principal Amount:	$1,000
Index Starting Level:	2,304.69*
Principal Protection:	100%
Term:	Approximately 18 months
Absolute Return Barrier:	15.50%*, which is the midpoint of the range of 14.00%-17.00%
Upper Index Barrier:	2,661.92, which is 15.50% above the Index Starting Level*
Lower Index Barrier:	1,947.46, which is 15.50% below the Index Starting Level*

*	The actual Index Starting Level, Absolute Return Barrier, Upper Index Barrier and Lower Index Barrier for the Notes will be set on the Trade Date

Index Ending Level or Automatic Call Date Level	Index Return (%)	Notes Return (%)	No Index Closing Outside Absolute Return Barrier*	An Index Closing Outside Absolute Return Barrier
4,609.38	100%	0%	N/A	$1,000.00
4,148.44	80%	0%	N/A	$1,000.00
3,687.50	60%	0%	N/A	$1,000.00
3,226.57	40%	0%	N/A	$1,000.00
2,765.63	20%	0%	N/A	$1,000.00
2,661.92	15.5%	15.5%	$1,155.00	N/A
2,535.16	10%	10%	$1,100.00	N/A
2,304.69	0%	0%	$1,000.00	N/A
2,074.22	-10%	10%	$1,100.00	N/A
1,947.46	-15.5%	15.5%	$1,155.00	N/A
1,843.75	-20%	0%	N/A	$1,000.00
1,382.81	-40%	0%	N/A	$1,000.00
921.88	-60%	0%	N/A	$1,000.00
460.94	-80%	0%	N/A	$1,000.00
0.00	-100%	0%	N/A	$1,000.00

Example 1: During the Observation Period, the Index closes at a level above 2,661.92.

Because the Index closes at a level above 2,661.92, which is the Upper Index Barrier, the Notes will be called and you will receive a Payment upon Automatic Call of $1,000 per $1,000 principal amount Note.

Example 2: During the Observation Period, the Index closes at a level below 1,947.46.

Because the Index closes at a level below 1,947.46, which is the Lower Index Barrier, the Notes will be called and you will receive a Payment upon Automatic Call of $1,000 per $1,000 principal amount Note.

Example 3: During the Observation Period, the Index does not close above the Upper Index Barrier or below the Lower Index Barrier, and closes at a level of 2,535.16 at maturity.

Because the Index did not close above the Upper Index Barrier or below the Lower Index Barrier and the Index Ending Level is 10% above the Index Starting Level, you will receive a Payment at Maturity of $1,100 per $1,100 principal amount Note, and is calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

Example 4: During the Observation Period, the Index does not close above the Upper Index Barrier or below the Lower Index Barrier, and closes at a level of 2,074.22 at maturity.

Because the Index did not close above the Upper Index Barrier or below the Lower Index Barrier and the Index Ending Level is 10% below the Index Starting Level, you will receive a Payment at Maturity of $1,100 per $1,100 principal amount Note, and is calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

Historical Information

The following graph sets forth the daily historical performance of the Index from December 6, 2002 through December 6, 2007. The closing level of the Index on December 6, 2007 was 2,304.69.

We obtained the closing levels of the Index below from Bloomberg Financial Markets and, accordingly, we make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance of the Index, the Absolute Barrier Return or what the value of the notes may be, and no assurance can be given as to the closing level of the Index on the Valuation Date or any other date during the Observation Period. We cannot give you assurance that the performance of the Index will result in a Payment at Maturity in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.